

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2025

Mark Scucchi
Chief Financial Officer
RANGE RESOURCES CORP
100 Throckmorton Street Suite 1200
Fort Worth, Texas 76102

> **Re: RANGE RESOURCES CORP**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed February 21, 2024**
> **File No. 001-12209**

Dear Mark Scucchi:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Energy & Transportation

cc: David Goldberg